March 14, 2018

Via EDGAR and Overnight Delivery

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ada Sarmento

Chris Edwards

Jacob Luxenburg

Sharon Blume

Re:	Innovate Biopharmaceuticals, Inc.

Current Report on Form 8-K

Filed February 2, 2018

File No. 001-37797

Dear Mr. Luxenburg:

On behalf of our client, Innovate Biopharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 2, 2018 and relating to the Company’s Current Report on Form 8-K (File No. 001-37797) filed with the Commission on February 2, 2018 (the “8-K”). The Company is filing concurrently with this letter the Company’s Annual Report on Form 10-K (the “10-K”) and the Company’s Current Report on Form 8-K filed on the date hereof (the “New 8-K”) in response to the Staff’s comments in respect of the 8-K. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and the 10-K, in care of Mr. Luxenburg.

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 10-K, as applicable. Except as otherwise specifically indicated, page references herein correspond to the page of the 10-K.

Current Report on Form 8-K

Cautionary Statement Concerning Forward-Looking Statements, page 5

U.S. Securities and Exchange Commission

March 14, 2018

1.	Please revise the last sentence in this section to clarify that you do not undertake any obligation to publicly update any statements, except as required by applicable law.

The Company has revised the disclosure on page 3 of the 10-K as requested.

Innovate Business, page 6

2.	Please disclose all investigational new drug applications (INDs) that have been submitted to the FDA for each applicable product candidate. For any active INDs related to your product candidates, please also disclose when each IND was submitted, the sponsor(s) of the IND and the specific indications listed therein. If you believe that no INDs are required for any of these products and/or indications at this time, please explain why in your disclosure.

The Company has revised the disclosure on pages 11, 19 and 21 as requested.

3.	Please disclose what you mean by "major markets" the first time such term is used.

The Company has revised the disclosure on pages 18 and 19 as requested.

4.	We note your statements that your product candidates have established, proven or solid safety profiles, proven safety and efficacy, demonstrated or established safety and that larazotide is a safe drug. Safety and efficacy determinations are solely within the FDA's authority. As your product candidates have not received FDA approval, it is premature to state that they are safe or effective. Please remove or revise these statements.

The Company has revised the disclosure throughout the 10-K to revise these statements accordingly.

5.	Please revise your disclosure to explain what you mean by the term "clinically meaningful."

The Company has removed statements about “clinically meaningful” results.

6.	We note your statements that larazotide has a first-in-class mechanism of action as a tight junction regulator. These statements imply an expectation of regulatory approval, which is inappropriate given the current stage of development. Please remove these statements from the descriptions of larazotide.

The Company has revised the disclosure on page 8 as requested.

U.S. Securities and Exchange Commission

March 14, 2018

Summary of Key Clinical Trials using Larazotide in Celiac Disease, page 14

7.	Please disclose the dates that each of these trials was conducted, who conducted the trials, the serious adverse events that patients experienced in each trial and the number of patients who experienced them.

The Company has revised the disclosure on page 11 as requested.

Clinical Trial (‘012) Met the Primary Endpoint with Statistical Significance , page 15

8.	We note your statement in this section that you have a wholly-owned and copyrighted primary end point created specifically for celiac disease. Please disclose whether you have registered for copyright protection, and, if so, in which jurisdictions, how long such protection will last and how such registration protects your copyright. Please also disclose why the primary end point is covered by a copyright as opposed to a patent or trademark and the scope of protection that having a copyright provides you if you have not registered your copyright.

The Company has revised the disclosure on page 22 as requested.

Enteropathy-associated T-cell lymphoma (EATL): High Mortality Rate and Unmet Need, page 22

9.	Please disclose the sources for the statistics in this section.

The Company has deleted this section.

INN-108 Clinical Development Pathway, page 26

10.	Please disclose when the Phase I trial was conducted, who conducted the trial, the serious adverse events that patients experienced and the number of patients who experienced them.

The Company has revised the disclosure on page 19 as requested.

Ulcerative Colitis: Lack of Innovation in New Drug Development for Past Several Decades, page 26

11.	We note your disclosure regarding the launch of the generic Lialda. Please revise this section to disclose what IMS stands for and to provide balancing language that the experience of Lialda is not an indication of a similar result with respect to INN-108.

The Company has deleted this section.

U.S. Securities and Exchange Commission

March 14, 2018

Innovate's Intellectual Property, page 28

12.	We note that your patent families have upcoming expiration dates in 2018. Please discuss whether you expect the expiration of these patents to have a material effect on your business.

The Company has revised the disclosure on page 22 and 23 as requested.

13.	Please expand your description of your patent portfolios to specifically describe the patent families related to INN-202 and INN-108. Please disclose the type of patent protection you have (such as composition of matter, use or process, etc.) for each product candidate. In addition, please revise to disclose whether you license or own your patents and patent applications relating to INN-202 and INN-108. Please also specify the expiration dates for of the most significant patents within each patent portfolio.

The Company has revised the disclosure on page 22 and 23 as requested.

CeD PRO: Copyrighted Primary Endpoint for Celiac Disease Tested in a Successful Clinical Trial, page 29

14.	We note your statement in this section that you believe that if larazotide is the first approved drug for celiac disease, the patient reported outcome (PRO) primary end point for celiac disease will become part of the drug label creating another barrier to entry for potential competitors and that any company seeking to develop a drug for celiac disease would either need to develop their own PRO or would be required to license this PRO from Innovate. Please disclose your basis for such belief.

The Company has revised the disclosure on page 22 as requested.

Licensing Agreements, page 29

15.	Please revise your description of your licensing agreements with Alba Therapeutics and Seachaid Pharmaceuticals and the asset purchase agreement with Repligen Corporation to provide the following information:

•	the one-time, non-refundable fees payable;

•	aggregate milestones payable; and

•	royalty rate (or royalty range not to exceed a ten percent range).

Please file the license agreements and the asset purchase agreement as exhibits or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

The Company has revised the disclosure on pages 22, 23, and 24 as requested. The Company has filed the license agreements with Alba Therapeutics and Seachaid Pharmaceuticals and the asset purchase agreement with Repligen Corporation as exhibits to the 10-K. Certain of the terms of such agreements have been redacted pursuant to the Company’s request for confidential treatment.

U.S. Securities and Exchange Commission

March 14, 2018

Risk Factors, page 43

16.	Please update your risk factors to reflect that the merger has been completed. For example, we note the language in the first two risk factors on page 72.

The Company has revised the risk factors as requested.

We are an “emerging growth company,” and the reduced disclosure requirements..., page 76

17.	Based on the disclosure on the cover page, it appears that you have elected to use the transition period for complying with new or revised accounting standards, which is inconsistent with the disclosure in this risk factor that you have elected not to avail yourselves of this exemption. Please advise or revise.

The Company confirms that it has elected not to use the transition period for complying with certain new or revised accounting standards, and accordingly has checked the box on the covers of the 10-K and 8-K accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 84

18.	Please revise your disclosure to identify the natural person or persons, if any, who have voting and investment control of the shares held by BrynMawr Technology Holdings, Moonstar Family Group, The Sea Island Partnership and Triangle Healthcare Partners.

The Company has revised the disclosure on page 89 to identify the natural person or persons who share beneficial ownership with the Company’s 5% owners.

Executive Compensation, page 92

19.	Please revise your disclosure to include director and executive compensation for the fiscal year ended December 31, 2017.

The Company has revised the 10-K to include the director and executive compensation for the fiscal year ended December 31, 2017 beginning on page 82.

Employment and Severance Agreements, page 93

20.	We note your disclosure that you have entered into employment agreements with each of your named executive officers. Please file these agreements, and any amendments thereto, as exhibits.

The Company has filed the employment agreements with each of its executive officers as exhibits to the 10-K.

U.S. Securities and Exchange Commission

March 14, 2018

Related Party Transactions, page 98

21.	Please disclose the material terms of the outstanding loan to Mr. Madan including the interest rate and repayment terms.

The Company confirms that the loan to Mr. Madan has been repaid in full as of Feb 16, 2018.

Unaudited Pro Forma Financial Statements for Spin-Co Adjustment, page F-19

22.	In your Pro Forma Financial Statements for the Spin-Co adjustment you reference a "Note 4", which would appear to explain the adjustments provided in your "Pro Forma Adjustments" column. Please tell us where you include "Note 4" in your Pro Forma Financial Statements for the Spin-Co adjustment. Revise as necessary.

The Company has revised the disclosure as “Note 3” on page 33 of the New 8-K.

Unaudited Pro Forma Financial Statements for Merger

2) Pro Forma Adjustments, page F-20

23.	As it pertains to your Pro Forma Financial Statements reflecting the merger transaction, please:

•	Tell us where adjustments "a" through "f" are located. Revise this note to clearly and separately identify the pro forma adjustments that relate to the reverse recapitalization, equity issuance and spin. Where multiple adjustments are presented as a summed pro forma adjustment, revise to quantify and explain each adjustment included in the total. For example, we note the additional paid in capital adjustment is comprised of (a)(b)(c)(d)(e) and (f).; and

•	Explain how "Total pro forma shares outstanding" of 34,780 disclosed in adjustment "m" agrees to the "weighted average common shares outstanding" presented in your "Pro Forma Consolidated" column.

The Company has revised the disclosure for pro forma adjustments “a” through “f” as note 3 on page 33 of the New 8-K.   In addition, the Company has revised the disclosure for “Total pro forma shares outstanding” and “Total common shares used in basic and diluted EPS” in note “h” on page 37 of the New 8-K.

General

24.	We note your disclosure under Item 2.01 and Item 3.02 regarding the issuance of Innovate securities in connection with the merger. Please provide the disclosure required by Item 10 of Form 10 as to all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act. Refer to Item 701 of Regulation S-K.

The Company has revised the disclosure on page 10 of the New 8-K.

U.S. Securities and Exchange Commission

March 14, 2018

25.	Please provide the disclosure required by Item 11 of Form 10. Refer to Item 202 of Regulation S-K.

The Company has revised the disclosure on page 8 of the New 8-K.

***

Please direct any questions regarding the Company’s responses, the 10-K or the New 8-K to me at (919) 995-4130 or jmadan@innovatebiopharma.com.

Sincerely,

INNOVATE BIOPHARMACEUTICALS, INC.

/s/ Jay P. Madan

Jay P. Madan, President

cc:	Dan Horwood, Wilson Sonsini Goodrich & Rosati

Heyward Armstrong, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.